Exhibit 99.6

9 July 2019

ASX Market Announcements

ASX Limited

Level 6, Exchange Centre

20 Bridge Street

Sydney NSW 2000

Dear Sir / Madam

Immutep Limited (ASX Code: IMM)

Notice under section 708AA(2)(f) of the Corporations Act 2001 (Cth)

This notice is given by Immutep Limited ABN 90 009 237 889 (Immutep), under section 708AA(2)(f) of the Corporations Act 2001 (Cth) (as modified by Australian Securities and Investments Commission Corporations (Non-Traditional Rights Issues) Instrument 2016/84) (Corporations Act).

Immutep has today announced a pro-rata non-renounceable entitlement offer of new fully paid ordinary shares (Shares) to raise approximately A$6 million (Entitlement Offer). In addition, Immutep has today also announced a placement to institutional and sophisticated investors to raise A$4 million.

The Entitlement Offer comprises the issue of 1 new Share (New Shares) for every 11.8 Shares held by eligible Immutep shareholders as at 7.00pm on 12 July 2019 (Eligible Shareholders). Each New Share will be issued at an issue price of $0.021 per New Share.

With respect to the Entitlement Offer, Immutep advises that:

(a)	the New Shares will be offered without disclosure to investors under Part 6D.2 of the Corporations Act;

(b)	this notice is being given under section 708AA(2)(f) of the Corporations Act;

(c)	as at the date of this notice, Immutep has complied with:

(1)	the provisions of Chapter 2M of the Corporations Act as they apply to Immutep; and

(2)	section 674 of the Corporations Act;

(d)	as at the date of this notice, there is no excluded information of the type referred to in sections 708AA(8) or 708AA(9) of the Corporations Act; and

(e)

the potential effect of the issue of New Shares pursuant to the Entitlement Offer on the control of Immutep and the consequences of that effect will depend on a number of factors, including the extent to which Eligible Shareholders take up New Shares under the Entitlement Offer. As the Entitlement Offer is a pro rata issue, and given the current level of holdings of substantial holders (based on substantial holder notices that have been given to Immutep and lodged with ASX before the date of this notice), the Entitlement Offer is not expected to have any material effect on the control of Immutep and, as a result, there is not expected to be any consequences flowing from that effect.

Yours faithfully,

Deanne Miller

Company Secretary

Immutep Limited

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